

Mail Stop 3561

July 9, 2007

Ian Warwick
Chairman and Chief Executive Officer
Aftersoft Group, Inc.
Savannah House, 11-12 Charles II Street
London, UK SW1Y 4QU

> **Re:** **Aftersoft Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed June 7, 2007**
> **File No. 333-140758**

Dear Mr. Warwick:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us supplementally annotated copies of third-party documentary evidence that substantiate your claims about your positions in the industry in which you compete. For example, we note your claim on page 4 that your wholly-owned subsidiary, AFS, is "one of the largest providers of software to businesses engaged in the automotive aftermarket in the US," and your claim on page 25 that "MAM Software (is) a leading provider of software to businesses engaged in the automotive aftermarket in the UK." If you cannot provide us the proof, consider revising the statements accordingly.

2. Please consider revising or qualifying the statement on pages 4 and 29 that "(m)anagement software and services tailored to automotive dealers represent a potential market of $15 billion worldwide with the top five current suppliers to this market representing less than 15% of this total." It is inappropriate to imply that EXP Dealer Software may gain a significant part of 85% of the future $15 billion global market in its field, especially when you disclose on page 8 that most of your competitors "have substantially greater capital resources" than you. Similarly, qualify your statements on page 30 and elsewhere where you refer to billions of dollars worth of specific market opportunities in other sectors.

3. The identical bullet-point list recurs on pages 19 and 29. Please eliminate the redundancy or provide additional contextual information to make the disclosure more meaningful.

Prospectus Summary, page 3

4. Please describe briefly the current business of ADN and any of its other subsidiaries with which you are affiliates. If ADN is not a reporting or a quoted company, so state.

5. Please discuss on page 5 the consideration for which you purchased Dealer Software and Services ("DSS') from ADN in February 2007, as you disclose on page 6. Also, discuss the business of DCS Automotive Limited ('DCS") and disclose the percentage of common stock of DCS controlled by DSS. Finally, disclose whether DSS is structured to be a subsidiary of yours. Later in your filing, please disclose the control persons of DCS.

6. Please clarify EXP Dealer Software's percentage of ownership of each of its subsidiaries. The meaning of "direct operating subsidiaries" is not clear.

Risk Factors, page 6

7. You state inappropriately in the introductory paragraph that "(t)he material below summarizes certain risks and is not intended to be exhaustive." Please clarify, if accurate, that you have described all material risks that are currently known and reasonably foreseeable. Otherwise, revise this section accordingly.

8. Please include a separate risk factor discussing the risks stemming from your common stock being subject to certain restrictions for being a penny stock as defined by the Securities Exchange Act Rule 15g-9.

9. It appears that your business is primarily operated from the UK, where a substantial portion of your assets is located and from where you derive the

majority of your revenues, and that your directors and officers are non-U.S. residents. Please include a separate risk factor discussing the risks that it may be difficult for U.S. investors to bring an action against you or against these individuals in the United States, and even if they are successful in bringing such an action, they may be restricted from enforcing a judgment against your assets or the assets of your directors or officers. If you do not believe risk factor disclosure is appropriate, please tell us why in your response letter with the next amendment.

10. It appears that your parent company, ADN, is delinquent in filing its periodic reports. If persons controlling ADN will control after the spin-off, please include a separate risk factor discussing ADN's delinquency and the consequent risks to your shareholders.

We or our subsidiaries are engaged in litigation..., page 8

11. Please disclose the maximum liability you owe each to Mr. McKenna and to Homann Tire Ltd. Also, expand the disclosure on the specific adverse effects that your company and/or your subsidiaries will experience if the legal proceedings are not resolved or settled on favorable terms.

In the event of a failure in a customer's computer system installed by us..., page 9

12. Please disclose whether you carry reasonably adequate insurance against any losses arising from the risk specified in this discussion.

Disclosure Regarding Forward-Looking Statements, page 11

13. We note the following statement: "Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness or any of these forward-looking statements." As you are responsible for the accuracy and completeness of all the contents of this registration statement, including the forward-looking statements, please delete this inappropriate language.

Plan of Distribution, page 12

14. Please explain the background leading up to the proposed spin-off, including all business purposes of the spin-off. In addition, represent to us whether the board contemplated to stimulate the public market in the shares of your company by means of this transaction.

15. Please discuss the reasons why your board considered the spin-off to be in the best interests of your unaffiliated shareholders. Include in your discussion the

16. factors that the board considered to be benefits and the factors that were considered to be detriments to these shareholders.

17. Please tell us whether an approval of your shareholders is required for the spin-off, and if not, explain why.

18. Please describe the nature and extent of the business to be conducted by ADN after the spin-off.   Please represent to us whether either ADN or Aftersoft has contemplated that, after the spin-off, Aftersoft would merge with any private company, with Aftersoft shares being distributed to the private company's shareholders as part of the merger. We may have further comments.

19. We note that ADN in its Form 8-K, filed on February 7, 2007, stated that "(t)he spin-off ratio will be approximately .95 of a share of common stock of Aftersoft Group, Inc. for every 1 share of (ADN's) common stock, on a fully diluted basis." Please disclose the spin-off ratio in this section along with a discussion on how the particular ratio was decided upon.

20. Please specify whether the spin-off is pro-rata, that is, whether the ADN shareholders have the same proportionate interest in ADN and Aftersoft Group both before and after the spin-off.

21. Please confirm whether you will issue fractional shares of your common stock in connection with the distribution, and if not, whether ADN shareholders will receive your common stock rounded up to the nearest whole number.

22. If the distribution ratio would result in many shareholders receiving fractional shares, please state whether ADN or Aftersoft Group is hiring an independent agent to combine the fractions, sell the shares, and provide the proceeds to shareholders.

23. In addition, if ADN or Aftersoft Group is hiring an independent agent for the above purpose, please state whether
    - the independent agent would make the sale in the open market;
    - the independent agent has the sole discretion to determine when, how, through which broker-dealer(s), and at what price to make its sales; and
    - the independent agent and the broker-dealer(s) it uses are affiliates of either ADN or Aftersoft Group.
    We may have further comments.

24. You state on page 13 that ADN shareholders who will receive the dividend of shares will receive the shares without restriction on resale. Please confirm to us

whether any shareholder of ADN so controls ADN that the shareholder essentially has decided on ADN undertaking the spin-off. We may have further comments.

25. You state on page 13 that the certificates evidencing the shares issued will bear no legend unless the recipient of the dividend is your affiliate. Please clarify, if accurate, that this absence of a legend implies the absence of any transfer limits for the unaffiliated shareholders.

Legal Proceedings, page 13

26. Please expand the disclosure to include reasonable detail on the nature of Mr. McKenna's complaint and the court's ruling on the case. Specifically, describe the status of the appeal that you intend to pursue and the counter-claim of $1 million that you have filed, as you discuss on page F-17. Also, disclose the current state of negotiations to resolve Mr. McKenna's claims, and the risks to your shareholders if you are required to pay a substantial portion of the $3.555 million judgment awarded by the court in cash.

27. Please expand the disclosure to include reasonable detail on the nature of Homann Tire's complaint and clarify whether the court issued a ruling on the case. Also, disclose how you anticipate paying off the balance of $125,000 in April 2009, as required. In addition, explain the difference between the original amount of damage claimed by Homann Tire ($271,408), as you state on page F-17, and the amount of settlement mutually agreed upon ($150,000), as you state on page 14. In particular, confirm whether the settlement involves issuance of your stock to Homann Tire. Finally, explain why even though you consider Homann Tire's complaint to be "without merit," as you state on page F-17, you have settled to pay a substantial amount of money to that party.

28. We note the following statement: "In connection with the acquisition by the Company from ADN of corporate assets including the business which is subject to the litigation by Mr. McKenna, ADN gave the Company the benefit of certain representations made to ADN when the business was acquired by ADN, and management of the Company would seek to rely upon those representations if matters are not resolved to the satisfaction of the Company." Please expand to clarify the above statement and its ramifications, including disclosure on the identity and the qualitative and quantitative nature of the referred corporate assets, the business, and the representations involved.

Management, page 14

29. Please disclose the beginning (and ending) dates, by month and year, of each position discussed in this section. For example, please provide this information

for Mr. Warwick's position with ADN.

30. Please disclose any positions held with Aftersoft prior to its merger with W3 Group.

31. Please provide dates to account for the business experience of Messrs. Mamanteo and Wohlrab for the past five years. See Item 401(a)(4) of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management, page 16

32. Please expand the beneficial ownership table to account for the percentage of common stock to be held after the spin-off.

33. Please identify the natural persons who exercise voting and investment control over the securities held of record by ADN. See interpretation 4S of the Manual of Publicly Available Telephone Interpretations (March 1999 supplement).

Description of Securities, page 16

34. Your definitive information statement of Schedule 14C, filed on February 22, 2007, effectively increased the authorized number of shares of your common stock from 100 to 150 million with the purported intention of allowing yourself "the necessary flexibility to implement any future corporate plans." Please disclose whether you have any current plan, arrangement, commitment, or agreement, whether written or oral, regarding any issuance of common stock.

Description of Business, page 18

35. To clarify the structure of your business, please provide an organizational chart showing your holding company and all your subsidiaries, including the ownership percentage that each entity holds in others.

EXP Dealer Software, page 18

36. Please clarify on page 19 what you mean by "below the line" advertising and design business.

Patent and Trademark, page 24

37. Please include a list of all your patents, trademarks, or licenses, indicating the nature and duration of each such intellectual property. See Item 101(a)(7) of Regulation S-B.

Competition, page 24

38. Please disclose briefly any general plan you may have to compete successfully in the USA, Canada, and the UK in your field.

Employees, page 24

39. We note on page 10 that if you lose key management or other personnel, your business will suffer. If any of your key management personnel intends to retire or otherwise leave the company, please identify the person and disclose when that person plans to leave the company. In addition, disclose any steps you have undertaken to retain the key employees.

Management's Discussion and Analysis, page 25
Overview, page 25

40. The Management's Discussion and Analysis ("MD&A") section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

41. Your MD&A section should disclose in reasonable detail the management's view of how your unresolved legal proceedings with Mr. McKenna and Homann Tire would affect your future financial position and plan of operations.

Results of Operations, page 25

42. Where you describe any changes in aspects of the results of operations, please explain the business reasons attributable to each of those changes. For example, you state on pages 25-26 that your revenues, gross profit, and sales and marketing expenses decreased, and general and administrative expenses increased for the fiscal year ended June 30, 2006 compared to the previous fiscal year, without ascribing any causes. Revise throughout the section.

43. Where you describe more than one business reason for a significant change between periods in key financial data or indicators, please quantify the incremental impact of each individual business reason, to the extent material, on the overall change. For example, in your discussion for the fiscal year ended June 30, 2006 compared to the fiscal year ended June 30, 2005, where you discuss the increase in research and development expenses on page 26, you should quantify the two causative factors to which you refer. Please provide similar quantified information in your discussion of changes in operating results in all other cases where you attribute the changes to more than one factor.

44. Where you state a cause for any change in aspects of your results of operations, provide disclosure in reasonable detail to provide the material facts underlying that cause. For example, you simply refer to disposal of "surplus fixed assets" to explain a decrease in depreciation and amortization expenses on page 26 and refer to the "extinguishment of a liability" to explain realization of income on page 27. Please provide amplified disclosure to adequately explain the causes to which you refer throughout the section.

45. The discussion of the results of operations appears too general and should be revised to include an analysis and quantification of the particular causes of changes in material line item amounts from period to period. The analysis should identify individual factors (such as changes in price, volume, product mix, currency exchange rates, etc.), discuss the reasons that these factors changed during the period, and quantify their effects. The effects of new or discontinued products, contracts or services should be segregated so that readers can evaluate the performance in the prior comparable period. Please discuss the reasons why management believes reported trends are expected to continue or change. If any product line contributes in a materially disproportionate way to consolidated gross or operating margins then MD&A disclosure is required pursuant to Item 303(a)(3)(i) of Regulation S-K.

46. Expand the discussion of Gain on Extinguishment Liability on page 27 to describe the nature of the extinguished liability, explain the reasons why it was not paid and why management believes the expiration of the statute of limitations satisfies the obligation. Refer to the guidance of SFAS 140, paragraph 16.

Acquisitions, page 29

47. Please disclose the principal terms of the acquisition of each of EXP Dealer Software in August 2006 and Dealer Software and Services Limited in February 2007, including the compensation paid for each acquisition. Further, disclose the impact of these acquisitions on your financial condition and results of operations.

48. For example, as regards your results of operations, please quantify the revenue and any income from these acquisitions so far.

Development Costs, page 30

49. We note that the operational and strategic development plans that you have identified will require approximately $10 million. Please revise to add the following information:

- the total dollar amount you would require to be able to continue your operations for the next year and how you plan to obtain that amount;

- how you plan to finance the $10 million you need for the estimated development costs;

- the dollar amount of funds you expect to raise through the referred private placement and the estimated period of time such funds would sustain your operations;

- whether the private placement is reasonably assured, and if not, whether you have alternative plans of financing;

- the specific type(s) of acquisitions you intend to finance and the dollar amount you need for this purpose;

- the specific type(s) of obligations you intend to discharge and the dollar amount you require for this purpose; and

- the material adverse effects on your financial conditions and present and future operations if you fail to raise the requisite capital.

Summary, page 31

50. You state here that you have "started to develop into the UK's lumber and hardware market..." However, on page 30, it appears that you are seeking opportunities in the US hardware market. Please rectify or explain the discrepancy. In addition, throughout the registration statement, please clarify whether you refer to the US, the UK, or Canadian market, as needed so as to avoid confusion.

Certain Relationships and Related Transactions, page 34

51. Please file all the material related party agreements as exhibits. See Item 601(b)(10)(A) of Regulation S-B. We may have further comments.

52. Please update this section through the fiscal year ending June 30, 2007. Please comply with the disclosure requirements of the new Item 404 of Regulation S-B.

53. It appears that Aftersoft Group's acquisitions of EXP Dealer Software in 8/06 and Dealer Software and Services Limited in 2/07 were both related party transactions. Please revise to disclose. Please ensure that the principal terms of each acquisition are disclosed in the prospectus. If those terms are provided in other sections, please provide a cross reference in this section.

54. Please disclose the loan transactions with ADNs for the two year period required by Item 404. Please quantify the amount of outstanding loans at the beginning of the two-year period and all material transactions during the period. Please quantify the outstanding loans at June 30, 2007 and disclose the principal terms of those loans.

55. Please clarify the disclosure concerning the $510,000 receivable which was used to reduce loans payable to ADN. The disclosure about the receivable assignment and the shares of MAM North America is unclear.

56. Please explain the circumstances underlying the sale of Euro Soft in June 2006, including the nature of your affiliation with Euro Soft, excluding the information you provide on page F-13. For example, state briefly the nature of business of Euro Soft, your past organizational relationship with Euro Soft, the reasons behind the sale, the identity of the third-party to whom you sold Euro Soft, the dollar amount you still owe ADN, and so forth.

Executive Compensation, page 35

57. Please update this section through the fiscal year ending June 30, 2007. Please comply with the disclosure requirements of new Item 402 of Regulation S-B.

Financial Statements, page F-1

58. The historical financial statements should be retroactively restated for all periods presented to reflect the acquisitions of EXP Dealer Software on August 24, 2006 and Dealer Software and Services on February 1, 2007 as combinations of entities under common control. Pro forma disclosures are not considered sufficient for purposes of the registration statement. Please revise.

Note 1. Summary of Significant Accounting Policies, page F-8

59. Please clarify how the company recognizes revenues from all subscription-based services including software support, information products and online services.

Note 2. Acquisitions and Divestitures, page F-13

60. Please explain why it appears that no income taxes were recognized in conjunction with the gain on sale of the discontinued operations of Euro Soft as disclosed on page F-14.

61. Please also explain why it appears that no operating expenses were allocated to the discontinued operations of Euro Soft as disclosed on page F-15.

62. Please clarify if the sale of Euro Soft was to an unrelated party.

Note 3. Transactions with Parent Company, page F-15

63. We note that you recognized a gain upon the sale of property and equipment to your parent. It appears to us that any gains or losses resulting from transactions with the controlling shareholder should be accounted for as capital contributions or distributions, respectively. Please revise.

Note 8. Commitments and Contingencies (Legal Matters), page F-19

64. Please clarify in Note 7 whether management believes that it is reasonably possible that the outcome of each of the cases involving Mr. McKenna will have a materially adverse effect on the company's financial position, operating results or cash flows. Please quantify the range of possible loss, if known or estimable, or state that a range cannot be estimated as required by paragraph 10 of SFAS 5.

Interim Financial Statements
Note 2. Nature of Business, page F-29

65. Please expand your disclosure on page F-30 and elsewhere to disclose the amount recorded for the February 1, 2007 acquisition of Dealer Software and Services.

Financial Statement Updating and Accountant's Consent

66. Your attention is directed to Item 310(g) of Regulation S-B and the possible need for updated financial statements and related disclosures.

67. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement

Exchange Act Filings

68. Please revise your Exchange Act filings in accordance with the comments on the financial statements and related disclosures as applicable.

Form 10QSB/A for the period ended March 31, 2007
Note 5. Acquisition

69. We note that Note 5 discloses a $1.3 million earn-out payment to vendors in connection with the EXP Dealer Software acquisition. Please expand Note 5 and elsewhere to disclose the significant terms of the acquisition agreement that resulted in the earn-out payment. Further, please explain why this amount has been classified as goodwill when the transaction was between entities under common control. Please explain why the same disclosure is not reflected in the registration statement.

Part II. Item 26. Recent Sale of Unregistered Securities, page i

70. You state that you have issued 470,000 shares of common stock to Brockington Securities in 2006 valued at $499,000 as consideration for consulting services in connection with your reorganization. Here and in an appropriate location in the prospectus, please disclose the specific nature of consulting services provided by Brockington Securities.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Maureen Bauer, Staff Accountant, at (202) 551-3237 or Tia Jenkins, Senior Assistant Chief Accountant , at (202) 551- 3871 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 or John Reynolds at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc.   L. Stephen Albright, Esq.
       Albright & Blum, P.C.
       Fax: (818) 235-0134